SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30057]

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 30, 2012

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2012. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 24, 2012, and should be accompanied by proof of service on the applicant, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Diane L. Titus at (202) 551-6810, SEC, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, NE, Washington, DC 20549-8010.

PNC Absolute Return Fund LLC [File No. 811-21088]
PNC Absolute Return Master Fund LLC [File No. 811-21814]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 27, 2011, each applicant made a liquidating distribution to its shareholders, based on net asset value. Each applicant incurred approximately $2,888 in expenses in connection with its liquidation.

Filing Dates: The applications were filed on March 5, 2012, and amended on April 19, 2012.

Applicants' Address: Two Hopkins Plaza, Baltimore, MD 21201.

PNC Alternative Strategies Fund LLC [File No. 811-21257]
PNC Alternative Strategies Master Fund LLC [File No. 811-21816]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 23, 2011, each applicant made a liquidating distribution to its shareholders, based on net asset value. Each applicant incurred approximately $2,888 in expenses in connection with its liquidation.

Filing Dates: The applications were filed on March 5, 2012, and amended on April 19, 2012.

Applicant's Address: Two Hopkins Plaza, Baltimore, MD 21201.

PNC Long-Short Master Fund LLC [File No. 811-21818]
PNC Long-Short Fund LLC [File No. 811-21258]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 28, 2011, each applicant made a liquidating distribution to its shareholders, based on net asset value. Each applicant incurred approximately $2,888 in expenses in connection with its liquidation.

Filing Dates: The applications were filed on March 5, 2012, and amended on April 19, 2012.

Applicant's Address: Two Hopkins Plaza, Baltimore, MD 21201.

PNC Alternative Strategies TEDI Fund LLC [File No. 811-21817]
PNC Absolute Return TEDI Fund LLC [File No. 811-21815]
PNC Long-Short TEDI Fund LLC [File No. 811-21819]

Summary: Each applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 23, 2011, December 27, 2011, and December 28, 2011, respectively, each applicant made a liquidating distribution to its shareholders, based on net asset value. Each applicant incurred approximately $4,867, $4,740 and $4,470, respectively, in expenses in connection with its liquidation.

Filing Dates: The applications were filed on March 5, 2012, and amended on April 19, 2012.

Applicants' Address: Two Hopkins Plaza, Baltimore, MD 21201.

American Beacon Mileage Funds [File No. 811-9018]
American Beacon Master Trust [File No. 811-9098]

Summary: Each applicant seeks an order declaring that it has ceased to be an investment company. On September 30, 2011, each applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $5,767 and $1,585, respectively, incurred in connection with the liquidations were paid by the applicants and American Beacon Advisors, Inc., applicants' investment adviser.

Filing Date: The applications were filed on March 26, 2012.

Applicants' Address: 4151 Amon Carter Blvd., MD 2450, Fort Worth, TX 76155.

Old Mutual Funds III [File No. 811-22149]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 7, 2009, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $23,000 incurred in connection with the liquidation were paid by applicant, with all legal expenses being incurred by Old Mutual Capital, applicant's investment adviser.

Filing Date: The application was filed on March 27, 2012.

Applicant's Address: 4643 South Ulster St., Suite 800, Denver, CO 80237.

RAM Funds [File No. 811-22162]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 15, 2011, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $5,135 incurred in connection with the liquidation were paid by Riazzi Asset Management, LLC, applicant's investment adviser.

Filing Date: The application was filed on April 4, 2012.

Applicant's Address: Riazzi Asset Management, LLC, 2331 Far Hills Ave., Suite 200, Dayton, OH 45419.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary